American Bonanza Purchases Mining Equipment in Move to Become Owner-Miner

October 11, 2011 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza” or the “Company”) is pleased to announce that it has purchased a mining fleet for the transition to owner-mining at its 100% owned Copperstone gold mine in Arizona. The mining equipment purchased includes drill jumbos, loader-hauler-dumpers, exploration and production drills, ore haul trucks, a rock bolter and other specialized underground mining equipment. Some of the mining equipment has already arrived at the Copperstone gold mine site with a significant number of items scheduled to be delivered by the end of this week, and the remainder of the mining fleet on schedule to be delivered to the mine site by the end of this month. This purchase of the mining fleet represents a major step forward in Bonanza’s transition from contract mining to owner-mining. Bonanza anticipates a smooth transition to owner-mining and resulting improvements in the mining production rate and reduced costs associated with mining. Copperstone remains on track for a fourth quarter, 2011, mine and mill startup process, with the goal of achieving full production rates by the end of the year.

Bonanza and Mining & Environmental Services LLC (the “Contract Miner”) have mutually agreed to terminate the Mining Agreement (previously announced on March 23, 2011) and Professional Services Agreement, effective immediately. Demobilization of the Contract Miner’s fleet of mining equipment has begun, and this process is scheduled to be mainly complete by the end of this week or soon thereafter. With the addition of the newly acquired fleet of underground mining equipment, Bonanza will now become owner-miner of the Copperstone gold mine.

About Bonanza

Bonanza is nearing completion of the construction activities at the Copperstone gold mine, which will allow for re-activation of mining at the construction-stage Copperstone gold mine. Bonanza is well financed and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com